September 19, 2018

Kevin Kearney
Chief Executive Officer
LED Lighting Company
405 East D Street, Suite G
Petaluma, California 94952

       Re: LED Lighting Company
           Preliminary Proxy Statement on Schedule 14A
           Filed August 23, 2018
           File No. 000-54146

Dear Mr. Kearney:

     We have limited our review of your filing to those issues we have addressed in our comment.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 23, 2018

Approval of an amendment to our Certificate of Incorporation to effect a reverse stock split

1. We note your disclosure that the closing of your agreement with DataSight is conditioned on your completion of your proposed reverse stock split. Please provide the disclosure that Schedule 14A Items 11(e) and 14 require. See Note A to Schedule
14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Kearney
LED Lighting Company
September 19, 2018
Page 2

       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                         Sincerely,
FirstName LastNameKevin Kearney
                                                         Division of
Corporation Finance
Comapany NameLED Lighting Company
                                                         Office of Electronics
and Machinery
September 19, 2018 Page 2
cc:       Steven J. Davis, Esq.
FirstName LastName